Report to Shareholders
(all amounts in US$ unless otherwise noted)

Significant events during the most recent quarter:

  Falconbridge makes $10 million payment to earn 70% interest in El Morro
  Updated resource estimate for El Morro
  Mexican Court overturns Cerro San Pedro environmental permit nullification ruling
  Receipt of 2005 explosives permit for Cerro San Pedro
  Additional drilling planned at Rio Figueroa during 4th quarter 2005
  Executed option agreement to acquire Aleutian Islands and Alaska Peninsula properties

CHILE - El Morro Project (30%-owned)

The El Morro copper-gold project, located in northern Chile, hosts the El Morro and La Fortuna porphyry copper-gold deposits. The El Morro project is subject to an exploration agreement with Falconbridge Limited, formerly Noranda Inc., that provides for Falconbridge to earn a 70% interest in the El Morro project. The interest is earned by making minimum exploration and property acquisition expenditures on the project of $10 million, which was achieved in 2003, and by making a $10 million payment to Metallica, which was received by Metallica on August 31.

The exploration agreement also calls for Falconbridge to complete a feasibility study by September 2007 and, if requested, fund 91% of the capital needed to develop a mine. This includes financing 70% of Metallica's 30% share, should Metallica so request. Falconbridge will be responsible for the cost of completing the feasibility study, with other costs shared by the parties in accordance with their respective interests in the project.

In April 2005, Falconbridge completed a drilling program at the La Fortuna deposit totaling 9,932 meters in 23 diamond drill core holes. The objective of the drilling program was to provide better definition of the higher-grade copper enrichment zone and the mineralized porphyry through infill drilling. This drilling campaign has doubled the drill-hole density within the upper 450 meters of the La Fortuna deposit to an average drill-hole spacing of approximately 100 meters. With the completion of this season's drill program, 68 diamond drill core holes totaling approximately 30,000 meters have been drilled at the La Fortuna deposit. Metallica has used this recent drilling information to update the Falconbridge 2002 resource estimate. The new resource estimate has been calculated independently by Norwest Corporation in collaboration with Metallica and is summarized as follows:

	0.3% Copper Cut-off			0.4% Copper Cut-off			0.5% Copper Cut-off
	Tonnes	Copper	Gold	Tonnes	Copper	Gold	Tonnes	Copper	Gold
	(000's)	(%)	(g/t)	(000's)	(%)	(g/t)	(000's)	(%)	(g/t)
Supergene	116,000	0.81	0.27	94,000	0.91	0.30	75,000	1.03	0.34
Primary	537,000	0.51	0.49	385,000	0.57	0.56	248,000	0.63	0.63
Total	653,000	0.56	0.45	479,000	0.64	0.51	323,000	0.72	0.56

The new estimate also includes the following reclassification of the resource between indicated and inferred:

El Morro Project La Fortuna Deposit
Mineral Resources
	0.3% Copper Cut-off			0.4% Copper Cut-off			0.5% Copper Cut-off
	Tonnes	Copper	Gold	Tonnes	Copper	Gold	Tonnes	Copper	Gold
	(000's)	(%)	(g/t)	(000's)	(%)	(g/t)	(000's)	(%)	(g/t)
Indicated	203,000	0.69	0.59	185,000	0.72	0.62	150,000	0.78	0.65
Inferred	450,000	0.50	0.39	295,000	0.58	0.44	172,000	0.68	0.49

1) The updated estimate for the La Fortuna deposit is classified as an Indicated and Inferred Mineral Resource in accordance with CIM Definitions on Mineral Resources and Mineral Reserves, The estimate is based entirely on data provided to Metallica by Falconbridge. The Qualified Persons, as defined by Canadian NI 43-101, responsible for the design and completion of the updated resource estimate are Bruce M. Davis, Fellow - Ausl MM and Chief Geostatistician for Norwest Corporation and Mark Petersen, Certified Professional Geologist - AIPG and Exploration Manager for Metallica Resources.

2) Mineral resources do not have demonstrated economic viability.

3) Cautionary note to U.S. investors concerning estimates of indicated mineral resources: This table uses the term "indicated mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. U.S. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

4) Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources'' have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

Based on a 0.4% copper cut-off grade, the La Fortuna resource is estimated to contain 6.7 billion pounds of copper and 7.9 million ounces of gold, which represents a slight increase over the Falconbridge 2002 resource estimate. On a copper equivalent cut-off basis using metal prices of $1.00/lb copper, $400/oz gold and a 0.4% copper equivalent cut-off grade, the La Fortuna deposit is estimated to contain 8.6 billion pounds of copper and 10.8 million ounces of gold.

The La Fortuna supergene zone includes a high grade core that is estimated to contain approximately 40 million tonnes averaging 1.2% copper and 0.44 g/t gold, or one billion pounds of copper and 565,000 ounces of gold at a 0.4% copper cut-off grade. This area of the resource is centered on the main La Fortuna porphyry stock and corresponds to the shallowest part of the deposit, occurring within 15 meters of the surface.

Potential for expansion at La Fortuna continues to exist at depth and to the north.

MEXICO - Cerro San Pedro Project (100%-owned)

The 100%-owned Cerro San Pedro gold and silver heap leach project is located in central Mexico, 20 kilometers outside the state capital city of San Luis Potosί. The Cerro San Pedro mine is projected to produce an average of 90,000 ounces of gold and 2.1 million ounces of silver annually over its currently estimated 8.3-year mine life.

Metallica made significant progress during the third quarter towards resolving the various permitting and other issues that led to suspension of mine construction in June 2004. Included in these developments are the following:

In June 2005, Metallica received a Temporary Occupancy and Right of Way Authorization from the Federal Mining Bureau. This authorization provides Metallica with federally mandated surface rights access to its mineral rights and resolves one of the issues facing Metallica.

In August 2005, a Mexican Appeals Court revoked the August 2004 Manifestacion de Impacto Ambiental (MIA), or mining permit, nullification ruling. The Appeals Court has sent the case to an Administrative and Fiscal Court for further review. It is anticipated that the Administrative and Fiscal Court will require the federal agency that issued the MIA to amend the MIA in order for it to conform to current environmental laws. However, the agency cannot nullify the MIA.

In September 2005, Metallica received the annual project explosives permit for 2005. The 2005 permit restricts the use of explosives to land owned by Metallica, which includes the leach pad and processing area. The use of explosives on land communally owned by the ejido of Cerro de San Pedro, which includes the pit area and the access road to the pit, is prohibited pending the outcome of a final appeal to a lawsuit filed against the Mexican military to prohibit it from issuing the permit. While the Company awaits the outcome of the appeal, construction activity will commence with earthworks and pad preparation in the processing area, along with clearing and building access roads in the pit area where blasting is not required. Metallica intends to commence full construction of the Cerro San Pedro project upon a favorable resolution of the aforementioned appeal and the subsequent receipt of an unencumbered explosives permit from the Mexican military.

The mineral reserves and resources at Cerro San Pedro were updated in 2005. Mineral reserves are estimated at 63.0 million tonnes grading 0.58 g/t gold and 23.9 g/t silver. This equates to 1.17 million ounces of gold and 48.4 million ounces of silver.

Cerro San Pedro Project
Mineral Reserves and Resources

				Gold			Ounces
	Tonnes	Gold	Silver	equiv.	Ounces	Ounces	gold
	ore	grade	grade	grade	gold	silver	equiv.
	(000's)	(g/t)	(g/t)	(g/t)	(000's)	(000's)	(000's)
Mineral reserves
Proven
and probable	62,951	0.58	23.9	0.95	1,174	48,372	1,918
Mineral resources
Measured	106,289	0.55	20.3	0.86	1,880	69,371	2,947
Indicated	9.929	0.48	19.7	0.78	153	6,289	250
Total	116,218	0.54	20.3	0.85	2,033	75,660	3,197
Inferred	3,176	0.44	21.7	0.77	45	2,215	79

1) Mineral reserves and resources have been estimated in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) on August 20, 2000. Mineral reserve and resource estimates were prepared by William L Rose, WLR Consulting, Inc., Qualified Person, as that term Is defined In National Instrument 43-101.

2} Mineral reserves have been estimated at a price of  $375 per ounce of gold and $5.77 per ounce of silver.

3) Mineral reserves are contained within mineral resources.

4) Mineral resources have been estimated at a cut-off grade of 0.20 grams per tonne gold. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

5) Silver-to-gold ratio is estimated at 65:1.

6) Cautionary note to U.S. investors concerning estimates of measured and indicated mineral resources: This table uses the terms "measured and indicated mineral resources". We advise U.S. investors that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

7) Cautionary note to U.S. investors concerning estimates of inferred mineral resources: This table uses the term "inferred mineral resources". We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility, it cannot be assumed that all or any part of the inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

EXPLORATION

The 100%-owned Rio Figueroa copper-gold project in northern Chile consists of 74 square kilometers of prospective terrain along a southern splay of the Domeyko fault system, a structure that hosts some of Chile's largest porphyry copper deposits.

During 2005, Metallica conducted two drilling programs on the Rio Figueroa project that consisted of 41 drill holes totaling 7,475 meters. At the Cerro Matta area, drill hole MRC-09 intercepted 70 meters averaging 0.59% copper and 0.31 g/t gold from 80 to 150 meters in depth and 94 meters averaging 0.37% copper and 0.51 g/t gold from 278 to 372 meters. Metallica intends to conduct follow-up drilling in November 2005 to test the continuity of mineralization at the Cerro Matta area.

On September 2, 2005, Metallica entered into an option agreement whereby it can earn an 80% interest in exploration properties located in the Alaska Peninsula. This interest can be earned by making $4.75 million in total expenditures over a five-year period, plus completing both pre-feasibility and feasibility studies on selected properties. First-pass drilling is planned at selected targets during the summer of 2006.

On behalf of the Board of Directors,

Richard J. Hall
President and Chief Executive Officer
November 2, 2005

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three months and nine months ended September 30, 2005 and 2004 has been prepared based on information available to the Company as of October 28, 2005. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three-month and nine-month periods ended September 30, 2005 and 2004, and in conjunction with MD&A for the year ended December 31, 2004. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies ("GAAP"). All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.

Financial Results of Operations

Third Quarter 2005 Compared to Third Quarter 2004

The Company reported net income of $9.66 million ($0.12 per share) for the three months ended September 30, 2005 as compared to net income of $1.65 million ($0.02 per share) for the three months ended September 30, 2004. The increase in net income of $8.01 million in the current period was primarily due to an increase in income from option payments of $8.25 million which resulted from a $10.0 million payment from Falconbridge in order for it to earn a 70% interest in the El Morro project. The increase in income from option payments was partially offset by a decrease in foreign exchange gains in the current period of $0.28 million on cash balances held in Canadian dollars. The decrease in foreign exchange gains was attributable to a lesser strengthening of the Canadian dollar relative to the U.S. dollar during the third quarter of 2005 as compared to the third quarter of 2004.

Year to Date 2005 Compared to Year to Date 2004

The Company reported net income of $7.94 million ($0.10 per share) for the nine months ended September 30, 2005 as compared to a loss of $0.21 million ($0.00 per share) for the nine months ended September 30, 2004. The increase in net income of $8.15 million in the current period was again primarily due to an increase in income from option payments of $8.05 million resulting from the $10.0 million payment from Falconbridge. General and administrative expenses increased by $0.32 million in the current period due principally to bonus payments totaling $0.17 million versus nil in the preceding period, $0.09 million for evaluations of corporate combination opportunities in the current period versus nil in the preceding period and a $0.07 million increase in corporate insurance costs resulting from higher coverage limits. Foreign exchange gains increased by $0.52 million in the current period and resulted from cash balances held in Canadian dollars. The increase in foreign exchange gains was attributable to a greater strengthening of the Canadian dollar relative to the U.S. dollar during the current period as compared to the preceding period.

Summary of Quarterly Results

The following summary of quarterly results is unaudited and has been prepared in accordance with Canadian GAAP.

	2005			2004
	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
Total revenues	$–	$–	$–	$–
Net income (loss)	9,663,769	(993,277)	(726,896)	1,582,433
Basic net income
(loss) per share	0.12	(0.01)	(0.01)	0.02
Diluted net income
(loss) per share	0.12	(0.01)	(0.01)	0.01

	2004			2003
	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter
Total revenues	$–	$–	$–	$–
Net income (loss)	1,649,917	(1,174,302)	(689,586)	363,253
Basic net income
(loss) per share	0.02	(0.01)	(0.01)	0.01
Diluted net income
(loss) per share	0.02	(0.01)	(0.01)	0.01

The high net income (loss) volatility for the seven quarterly results that precede the current quarter is primarily due to foreign exchange gains and losses that result from holding large cash balances in Canadian dollars and high fluctuations in Cdn$/US$ exchange rates. Net foreign exchange gains (losses) totalled ($0.36) million and ($0.32) million in the 1st and 2nd quarters of 2005, respectively; ($0.59) million, ($0.90) million, $1.85 million and $1.80 million in the 1st, 2nd, 3rd and 4th quarters of 2004, respectively; and a foreign exchange gain of $0.60 million in the 4th quarter of 2003.

Liquidity and Capital Resources

The Company's cash and cash equivalents increased by $8.59 million for the three months ended September 30, 2005 as compared to a decrease in cash and cash equivalents of $0.59 million for the three months ended September 30, 2004. The $9.18 million increase in 2005 cash inflows was primarily due to the aforementioned $10.0 million payment from Falconbridge in regards to the El Morro project, an increase in expenditures on development and exploration projects of $0.76 million, principally the Cerro San Pedro and Rio Figueroa projects, and a decrease in foreign exchange gains of $0.28 million.

The Company's cash and cash equivalents increased by $4.38 million for the nine months ended September 30, 2005 as compared to a decrease in cash and cash equivalents of $24.20 million for the nine months ended September 30, 2004. The $28.58 million increase in 2005 cash inflows primarily resulted from the aforementioned $10.0 million payment from Falconbridge in the current period, payments to acquire the Company's former joint venture partner's 50% interest  in the Cerro San Pedro project and a related royalty totaling $13.25 million in the preceding period versus nil in the current period, and a decrease in expenditures on exploration and development projects in the current period of $4.19 million, due principally to the suspension of construction activities at the Cerro San Pedro project in June 2004. Construction of the Cerro San Pedro mine was suspended in June 2004 pending resolution of various permitting and other issues involving the project. As of October 28, 2005, the Company intends to recommence limited construction of the project as discussed in the Corporate Outlook and Contingencies section of MD&A.

The Company had working capital of $45.88 million at September 30, 2005 as compared to working capital of $41.75 million at December 31, 2004. The $4.13 million increase in working capital primarily resulted from the $10.0 million payment from Falconbridge in the current period, which was partially offset by additions to mineral properties and deferred expenditures on the Company's exploration and development projects, principally the Cerro San Pedro and Rio Figueroa projects, totaling $6.21 million.

Related Party Transactions

In June 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $9,000 as of September 30, 2005.

In June 2004, the Company entered into a consulting agreement with a director of the Company that provides for corporate advisory services at the rate of $600 per day plus out-of-pocket expenses. The Company has incurred corporate advisory fees pursuant to this agreement totaling $21,000 during the nine months ended September 30, 2005, resulting in an amount owed to the director of $33,000 as of September 30, 2005.

In December 2004, the Company entered into a six-month consulting agreement with a director of the Company to provide technical advisory services. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $16,500.

Outstanding Share Data

As of October 28, 2005, the Company had issued one class of common shares and has a total of 83,243,343 shares outstanding. The Company has 19,350,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. Stock options outstanding as of October 28, 2005 total 2,620,000 and are exercisable for common shares at prices ranging from Cdn$0.83 per share to Cdn$2.44 per share.

Corporate Outlook and Contingencies

The Company commenced construction of its Cerro San Pedro gold and silver mine in Mexico in February 2004. In June 2004, construction was suspended pending resolution of various permitting and other issues involving the project. One issue that forced the Company to suspend construction was delays in obtaining the mine explosives permit. In October 2004, the Company received the annual mine explosives permit; however, the explosives permit, as with all mine explosives permits in Mexico, expired at the end of the calendar year. The Company received the annual project explosives permit for 2005 in September 2005. The 2005 permit restricts the use of explosives to land owned by the Company, which includes the leach pad and processing area. The use of explosives on land communally owned by the ejido of Cerro de San Pedro, which includes the pit area and the access road to the pit, is prohibited pending the outcome of a final appeal to a lawsuit filed against the Mexican military to prohibit it from issuing the permit. While the Company awaits the outcome of the appeal, construction activity will commence with earthworks and pad preparation in the processing area, along with clearing and building access roads in the pit area where blasting is not required.

In August 2004, the Company received notification that a Mexican Federal Court issued a ruling which nullified the Company's Manifestacion de Impacto Ambental ("MIA") for its Cerro San Pedro project. The MIA is the Mexican equivalent of an Environmental Impact Statement or mining permit in the United States. The Federal Court concluded that the MIA had violated various environmental and other laws.

In August 2005, a Mexican Appeals Court revoked the August 2004 MIA nullification ruling. The Appeals Court has sent the case to an Administrative and Fiscal Court for further review. It is anticipated that the Administrative and Fiscal Court will require the federal agency that issued the MIA to amend the MIA in order for it to conform with current environmental laws.

In June 2005, the Company received a Temporary Occupancy and Right of Way Authorization for its Cerro San Pedro project from the Federal Mining Bureau. This authorization provides the Company with federally mandated surface rights access to its mineral rights over the life of the mine, and overrides the various rulings and appeals in the Agrarian Court that challenged the Company's surface rights access to its mineral rights.

The Company's exploration and project development activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Cerro San Pedro project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "will", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading "Risk Factors" in the Company's latest Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. These factors include, among others, risks related to the Company's properties being at the exploration or development stage; uncertainty of obtaining additional funding; effects on the Company's operations of current and prospective regulations governing, among others, prospecting, development, environmental protection and labor matters; risks of liability for environmental damage; and risks associated with international business operations. As well, the Company is directly and indirectly involved in various lawsuits that relate to its Cerro San Pedro project in Mexico. In the event of an adverse outcome from certain of these lawsuits, the Company's ability to complete construction and operate this mine could be impaired. The Company also has certain operating and other permits at its Cerro San Pedro project that require periodic or annual renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits during mine construction and operations at Cerro San Pedro. These permits include, but are not limited to, annual renewal of the local municipal construction and operating licenses, annual renewal of the explosives permit, annual renewal of titles to water rights and receipt of an environmental license that is issued at commencement of operations. Although the Company and its advisors believe that the Company is currently in compliance with all material conditions of the permits that have been issued to the Company to date, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted. In the event that the required permits are not granted or renewed in a timely manner, or in the event that governmental and regulatory authorities determine that the Company is not in compliance with its existing permits, the Company may be forced to suspend or cease project construction or operations in the future. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Balance Sheets
(unaudited) U.S. dollars

	September 30,	December 31,
	2005	2004
Assets
Current assets:
Cash and cash equivalents	$46,232,985	$41,848,986
Value-added tax and other current assets	720,539	640,244
	46,953,524	42,489,230
Mineral properties and deferred
expenditures (Notes 3 and 7)	51,911,465	47,355,378
Property, plant and equipment	435,960	416,464
Other assets	31,879	32,028
Total assets	$99,332,828	$90,293,100

Liabilities and Shareholders'
Current liabilities:
Accounts payable and accrued
liabilities (Notes 3 and 4)	$1,075,747	$738,384
Asset retirement obligation (Note 5)	217,995	203,818
Total liabilities	1,293,742	942,202

Shareholders' equity (Note 6):
Share capital – 83,239,454 common shares
(2004: 82,687,043)	108,024,724	107,661,917
Contributed surplus	1,484,464	–
Warrants	5,889,375	7,373,839
Stock options	1,424,941	1,043,156
Deficit	(18,784,418)	(26,728,014)
	98,039,086	89,350,898
Total liabilities and shareholders'	$99,332,828	$90,293,100
Contingencies (Note 7)

The accompanying notes are an integral part of these consolidated interim financial statements.

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Statements of Operations and Deficit
(unaudited) U.S. dollars

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Interest income	$238,437	$184,703	$703,215	$683,977
Income from option payments (Note 3)	8,349,264	100,000	8,349,264	300,000
	8,587,701	284,703	9,052,479	983,977

General and administrative expense	316,203	350,652	1,407,513	1,087,571
Exploration expense	92,940	56,835	183,424	186,585
Stock-based compensation expense	59,635	17,035	286,490	89,496
Write-down of mineral properties and deferred expenditures	–	34,959	–	34,959
Interest expense	–	–	–	40,260
Reclamation and closure costs	–	–	–	17,368
Foreign exchange gain	(1,575,491)	(1,851,729)	(892,471)	(368,577)
	(1,106,713)	(1,392,248)	984,956	1,087,662

Income (loss) before income taxes	9,694,414	1,676,951	8,067,523	(103,685)
Income tax provision (Note 3)	30,645	27,034	123,927	110,286
Net income (loss) for the period	9,663,769	1,649,917	7,943,596	(213,971)
Deficit at beginning of period as previously reported	(28,448,187)	(29,960,364)	(26,728,014)	(27,695,861)
Stock-based compensation expense	–	–	–	(400,615)
Deficit at beginning of period as restated	(28,448,187)	(29,960,364)	(26,728,014)	(28,096,476)
Deficit at end of period	$(18,784,418)	$(28,310,447)	$(18,784,418)	$(28,310,447)
Basic and diluted net income (loss) per share	$0.12	$0.02	$0.10	$–
Weighted average number of common shares outstanding	82,943,531	82,481,269	82,847,124	82,315,259

The accompanying notes are an integral part of these consolidated interim financial statements.

11	12

Metallica Resources Inc.
(A Development Stage Company)

Consolidated Statements of Cash Flows
(unaudited) U.S. dollars

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2004	2005	2004
Cash Flows Provided From (Used in) Operating Activities
Net income (loss) for the period	$9,663,769	$1,649,917	$7,943,596	$(213,971)
Non-cash items:
Depreciation and amortization	2,378	3,572	8,786	9,385
Stock-based compensation expense	59,635	17,035	286,490	89,496
Interest expense	–	–	–	40,260
Common share contribution to retirement plan	4,920	6,232	9,710	17,281
Write-down of mineral properties and deferred expenditures	–	34,959	–	34,959
Foreign exchange gain on foreign cash held	(1,575,491)	(1,851,729)	(892,471)	(368,577)
Cash provided from (used for) working capital and other assets:
Value-added tax and other current assets	(194,058)	(408,489)	(80,295)	(1,022,122)
Other assets	–	1,738	–	–
Accounts payable and accrued liabilities	(186,420)	(94,293)	59,587	(123,025)
Reclamation and closure cost obligation	–	–	–	(29,796)
	7,774,733	(641,058)	7,335,403	(1,566,110)
Cash Flows Provided From (Used for) Investing Activities
Mineral properties and deferred expenditures	(2,551,191)	(1,790,941)	(5,761,978)	(9,955,494)
Mineral properties and deferred expenditures applied
to income from option payments	1,650,736	–	1,650,736	–
Mineral property acquisition costs, net of cash acquired	–	–	–	(5,000,000)
Payment to acquire royalty	–	–	–	(2,250,000)
Payments to acquire property, plant and equipment	(74,031)	(8,681)	(79,951)	(253,138)
	(974,486)	(1,799,622)	(4,191,193)	(17,458,632)
Cash Flows Provided From (Used for) Financing Activities
Proceeds from exercise of warrants	–	–	–	400,230
Proceeds from exercise of stock options	210,562	–	347,318	251,515
Repayment of note payable	–	–	–	(200,100)
Repayment of acquisition debt	–	–	–	(6,000,000)
	210,562	–	347,318	(5,548,355)
Foreign Exchange Gain on Foreign Cash Held	1,575,491	1,851,729	892,471	368,577
Increase (decrease) in cash and cash equivalents	8,586,300	(588,951)	4,383,999	(24,204,520)
Cash and cash equivalents, beginning of period	37,646,685	42,494,487	41,848,986	66,110,056
Cash and cash equivalents, end of period	$46,232,985	$41,905,536	$46,232,985	$41,905,536

Cash and Cash Equivalents:
Cash on hand and balances with banks	$903,739	$509,696	$903,739	$509,696
Short-term investments	45,329,246	41,395,840	45,329,246	$41,395,840
Non-cash Investing and Financing Activities:
Value of stock options capitalized as mineral properties and deferred expenditures	(55,596)	63,177	95,295	493,201
Non-cash Financing and Operating Activities:
Common shares issued to reduce retirement plan obligation	–	6,232	5,779	17,281
Interest Payments	–	–	–	–
Income Tax Payments	13,157	30,000	113,972	110,286

The accompanying notes are an integral part of these interim consolidated financial statements.

13	14

Metallica Resources Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements
(unaudited) U.S. dollars

  Basis of Presentation

These interim consolidated financial statements of Metallica Resources Inc. (the "Company") have been prepared in accordance with accounting principles generally accepted in Canada and follow the same accounting policies and methods of their application as the most recent annual financial statements, with the following exception:

Effective January 1, 2005, the Company adopted Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, which requires consolidation of entities in which the Company has a controlling financial interest. The Company has determined that it has no variable interest entities.

The interim consolidated financial statements do not conform in all respects with the requirements of annual financial statements and should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2004. In the opinion of management, all of the adjustments necessary to fairly present the interim financial statements set forth herein have been made.

  Nature of Operations

The Company is engaged in the exploration, development and acquisition of mineral deposits, principally in North and South America.

The Company commenced construction of its 100%-owned Cerro San Pedro gold and silver project in Mexico in February 2004. In June 2004, construction of the mine was suspended pending resolution of various permitting and other issues involving the project (Note 7). In September 2005, the Company received the annual project explosives permit for 2005. The 2005 permit restricts the use of explosives to land owned by the Company, which includes the leach pad and processing area. The use of explosives on land communally owned by the ejido of Cerro de San Pedro, which includes the pit area and the access road to the pit, is prohibited pending the outcome of a final appeal to a lawsuit filed against the Mexican military to prohibit it from issuing the permit. While the Company awaits the outcome of the appeal, construction activity will commence with earthworks and pad preparation in the processing area, along with clearing and building access roads in the pit area where blasting is not required.

The Company is also advancing the El Morro copper-gold exploration project in Chile with Falconbridge Limited (formerly with Noranda Inc.), and is pursuing various other exploration projects in North and South America.

  Mineral Properties and Deferred Expenditures
					Southwest
					Alaska,
	Cerro San		Rio	Other	Aleutian
	Pedro,	El Morro,	Figueroa,	Projects,	Islands,
	Mexico	Chile	Chile	Chile	USA	Total
Balance at
Dec. 31, 2004	$45,215,225	$1,639,589	$491,038	$9,526	$–	$47,355,378
Mineral properties	–	–	218,658	3,471	250,511	472,640
Deferred expenditures	4,733,178	23,248	895,705	–	82,052	5,734,183
Costs applied
to option proceeds	–	(1,650,736)	–	–	–	(1,650,736)
Balance at
Sept. 30, 2005	$49,948,403	$12,101	$1,605,401	$12,997	$332,563	$51,911,465

On March 30, 2005, the Company extended its Standby Agreement (the "Agreement") with Washington Group International ("Washington") in order to retain Washington's construction equipment at the Cerro San Pedro project site while the Company attempts to resolve various permitting and other issues involving the project. The Agreement provided for the Company to make monthly payments to Washington of $138,000 through August 2005.

In addition, the Agreement required the Company to pay Washington $835,000 for depreciation and other costs, and an additional $251,000 for equipment demobilization and related costs. The Agreement has been extended on a month-to-month basis through November 30, 2005.

In September 1999, the Company entered into an exploration agreement with Falconbridge that provided for Falconbridge to earn a 70% interest in the El Morro copper and gold project by making, among other requirements, minimum exploration and property acquisition expenditures on the project of $10 million, which was achieved in 2003, and by making a $10 million payment to the Company by September 14, 2005. On August 31, 2005, the Company received the $10 million payment from Falconbridge which resulted in Falconbridge earning a 70% interest in the El Morro project. Mineral property and deferred exploration costs incurred by the Company through August 31, 2005 totaling $1,650,736 have been applied to the $10 million payment, resulting in income from option payments of $8,349,264 during the three month and nine month periods ended September 30, 2005. It is anticipated that the taxable gain attributable to the $10 million payment will be offset by tax loss carryforwards not previously recognized.

On September 2, 2005, the Company entered into an option agreement thatconsolidated financial statements for provides for the Company to earn a 65% interest in grass roots exploration properties located in Southwest Alaska and the Aleutian Islands by making $4.75 million in total expenditures over a five-year period. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study.

  Related Party Transactions

In June 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at a rate of $1,000 per day plus out-of-pocket expenses. The Company has incurred technical advisory fees pursuant to this agreement totaling $9,000 as of September 30, 2005.

In June 2004, the Company entered into a consulting agreement with a director of the Company that provides for corporate advisory services at the rate of $600 per day plus out-of-pocket expenses. The Company has incurred corporate advisory fees pursuant to this agreement totaling $21,000 during the nine months ended September 30, 2005, resulting in an amount owed to the director of $33,000 as of September 30, 2005.

In December 2004, the Company entered into a six-month consulting agreement with a director of the Company to provide technical advisory services. The agreement provided for a minimum monthly retainer fee of $2,500 for up to three days of consulting services per month, plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $16,500.

  Asset Retirement Obligation

The Company's mining permit requires that it reclaim any land that it disturbs during mine construction and mine operations. The Company has estimated the present value of its future reclamation obligation to be $217,995 at September 30, 2005, of which $25,640 represents capitalized interest accretion. The present value of the future reclamation obligation assumes a credit-adjusted risk-free rate of 9% and commencement of reclamation activities in 2015. The total reclamation obligation for the Cerro San Pedro project per the Company's September 2003 feasibility study is estimated to be $4.3 million. The Company has agreed to fund this obligation during mining operations; however, negotiations with the relevant Mexican governmental agency to determine the interim funding requirements have not yet been finalized.

  Share Capital

a) Common shares issued and outstanding
	Shares	Amount
Balance at December 31, 2004	82,687,043	$107,661,917
Exercise of stock options	540,500	347,318
Shares issued for retirement plan	11,911	15,489
Balance at September 30, 2005	83,239,454	$108,024,724

b) Warrants

As of September 30, 2005, the Company had outstanding warrants to purchase 19,350,000 common shares as follows:
	Exercise	Outstanding			Outstanding
	Price	at Dec. 31,			at Sept. 30,
Expiry Date	(Cdn$)	2004	Exercised	Expired	2005
Mar. 11, 2005	$2.00	5,049,000	–	(5,049,000)	–
Dec. 11, 2008	3.10	19,350,000	–	–	19,350,000
		24,399,000	–	(5,049,000)	19,350,000

The fair value attributable to the warrants that expired on March 11, 2005 of $1,484,464 was allocated to contributed surplus.

c) Stock options

As of September 30, 2005, the Company has outstanding stock options to purchase 2,620,000 common shares as follows:
	Weighted
	Average
	Exercise	Number	Amount
	Price (Cdn$)	Outstanding	(US$)
Balance at December 31, 2004	$1.36	2,535,500	$1,043,156
Granted	1.59	830,000	366,855
Exercise of options
(granted prior to January 1, 2002)	0.77	(540,500)	–
Expiration of options
(granted prior to January 1, 2002)	2.87	(75,000)	–
Expiration of options
(granted subsequent
to January 1, 2002)	1.63	(130,000)	(94,414)
Vesting of options
(granted January 1, 2002 to
December 31, 2004)	–	–	109,344
Balance at September 30, 2005	$1.48	2,620,000	$1,424,941
Exercisable at September 30, 2005	$1.42	1,946,666

The aggregate fair value of options granted during the nine months ended September 30, 2005 was $678,957.

The fair value of stock options used to calculate stock-based compensation expense has been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

2005
Risk-free interest rate (Canada)	3.2% to 3.7%
Expected dividend yield	0.0%
Expected price volatility of the
Company's common shares	65% to 66%
Expected life of option	5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable measure of the fair value of the Company's stock options.

  Contingencies

a) The Company's regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company also has certain operating and other permits at its Cerro San Pedro project (the "Project") that require periodic renewal with governmental and regulatory authorities. In addition, the Company is required to comply with existing permit conditions and to obtain additional permits prior to commencing mine operations at the Project. Although the Company believes that it is currently in full compliance with its permits, and although its permits have been renewed by governmental and regulatory authorities in the past, there are no assurances that the applicable governmental and regulatory authorities will renew the permits as they expire, or that pending or future permit applications will be granted.

b) In August 2004, the Company received notification that a Mexican Federal Court issued a ruling which nullified the Company's Manifestacion de Impacto Ambiental ("MIA") for its Cerro San Pedro project. The MIA is the Mexican equivalent of an Environmental Impact Statement or environmental permit in the United States. The Federal Court concluded that the MIA had violated various environmental and other laws. In August 2005, a Mexican Appeals Court revoked the August 2004 MIA nullification ruling. The Appeals Court has sent the case to an Administrative and Fiscal Court for further review. It is anticipated that the Administrative and Fiscal Court will require the federal agency that issued the MIA to amend the MIA in order for it to conform with current environmental laws.

In May 2005, the Company entered into an agreement with a law firm to lobby on behalf of MSX to overturn the MIA nullification judgment. The agreement provided that in the event that the MIA nullification judgment is overturned on or before September 2, 2005, the Company would pay the law firm a total of US$1.5 million over a period of up to six months beginning upon receipt of notice of nullification. Although the law firm had not met all of the requirements necessary to earn the $1.5 million as of the September 2nd deadline, the Company agreed to make a payment of $300,000 in October 2005 for services rendered under the agreement. The Company is negotiating with the law firm to amend and extend the agreement.

c) In June 2005, the Company received a Temporary Occupancy and Right of Way Authorization for its Cerro San Pedro project from the Federal Mining Bureau. This authorization provides the Company with federally mandated surface rights access to its mineral rights over the life of the mine, and overrides the various rulings and appeals in the Agrarian Court that challenged the Company's surface rights access to its mineral rights.

Metallica Resources Inc.
c/o Metallica Management Inc.
12200 East Briarwood Avenue, Suite 1615
Centennial, Colorado, 80112 USA